UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. 2)*

Nexstar Broadcasting Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

65336K103
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	65336K103	13G

1		NAMES OF REPORTING PERSONS

MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

3,056,793

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

3,056,793

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,056,793

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

9.9%[1]

12		TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

1
The percentages used herein and in the rest of this Schedule 13G are calculated based upon 30,889,901 shares of Class A Common Stock outstanding as of November 3, 2014 as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 7, 2014.

CUSIP NO.	65336K103	13G

1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

2,950,056

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

2,950,056

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,950,056

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

9.6%[1]

12		TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	65336K103	13G

1		NAMES OF REPORTING PERSONS

MSD Torchlight Partners (MM), L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

106,737

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

106,737

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,737

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

.3%[1]

12		TYPE OF REPORTING PERSON*

PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	65336K103	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Nexstar Broadcasting Group, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 5215 N. O’Connor Blvd., Suite 1400, Irving, Texas, 75039.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Torchlight Partners, L.P. (“MSD Torchlight”), MSD Torchlight Partners (MM), L.P. and MSDC Management, L.P. (“MSDC” and, together with MSD Torchlight Partners (MM), L.P. and MSD Torchlight, the “Reporting Persons”). Each of MSD Torchlight Partners (MM), L.P. and MSD Torchlight is the direct owner of the securities covered by this statement. MSDC is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Torchlight and MSD Torchlight Partners (MM), L.P. MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSDC. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSDC GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015 a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each MSD Torchlight and MSDC is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of MSD Torchlight Partners (MM), L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c)	Citizenship:

MSD Torchlight Partners, L.P. is organized as a limited partnership under the laws of the State of Delaware. MSDC Management, L.P. is organized as a limited partnership under the laws of the State of Delaware. MSD Torchlight Partners (MM), L.P. is organized under the laws of Cayman Islands.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP No.:

65336K103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether theperson filing is a:

Not applicable.

Item 4	Ownership:

	A.	MSDC Management, L.P.

		(a)	Amount beneficially owned: 3,056,793

		(b)	Percent of class: 9.9%

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 3,056,793

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 3,056,793

B.	MSD Torchlight Partners, L.P.

	(a)	Amount beneficially owned: 2,950,056

	(b)	Percent of class: 9.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,950,056

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 2,950,056

C.	MSD Torchlight Partners (MM), Ltd.

	(a)	Amount beneficially owned: 106,737

	(b)	Percent of class: 0.3%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 106,737

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 106,737

D.	MSDC Management (GP), LLC

	(a)	Amount beneficially owned: 3,056,793

	(b)	Percent of class: 9.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,056,793

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,056,793

E.	Glenn R. Fuhrman

	(a)	Amount beneficially owned: 3,056,793

	(b)	Percent of class: 9.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,056,793

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,056,793

F.	John C. Phelan

	(a)	Amount beneficially owned: 3,056,793

	(b)	Percent of class: 9.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,056,793

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,056,793

G.	Marc R. Lisker

	(a)	Amount beneficially owned: 3,056,793

	(b)	Percent of class: 9.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,056,793

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,056,793

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Class A Common Stock

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

MSDC Management, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners (MM), L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 17, 2015.

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 17, 2015

MSDC Management, L.P.

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners, L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Torchlight Partners (MM), L.P.

By:	MSDC Management, L.P.
Its:	Investment Manager

By:	MSDC Management (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager